Exhibit 1

Media Relations Daniel Suárez +57 (1) 603-9079 daniel.suarezm@cemex.com	Investor Relations Patricio Treviño +57 (1) 603-9823 patricio.trevinog@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FIRST QUARTER 2014 RESULTS

•	CLH reports net sales increasing by 15% with operating EBITDA growing by 5% in 1Q14 vs. 1Q13, adjusting for foreign exchange fluctuations and additional working days this quarter

•	Double-digit growth rate in consolidated cement, ready-mix and aggregates volumes in 1Q14 on a year-over-year basis

BOGOTÁ, COLOMBIA, APRIL 29, 2014 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$423 million during the first quarter of 2014, an increase of 10% versus the first quarter of 2013. Operating EBITDA remained flat during the quarter reaching US$141 million compared to the same quarter in 2013. Adjusting for foreign exchange fluctuations and the additional working days in the first quarter of 2014, consolidated net sales and operating EBITDA increased by 15% and 5%, respectively.

Carlos Jacks, CEO of CLH, said, “We are encouraged by the high levels of construction activity in several of our markets. This is reflected in the double-digit growth rates in our cement, ready-mix and aggregates consolidated volumes during the first quarter of 2014 versus the same period a year ago.”

CLH’s Financial and Operational Highlights

•	The increase in consolidated net sales during the first quarter resulted mainly from higher volumes in several markets, particularly in Colombia.

•	Operating EBITDA margin in the first quarter of 2014 reached 33.4%, a 3.3 percentage point decline compared to the same period a year ago. This decline was driven mainly by higher maintenance costs in our main markets.

•	On a consolidated basis, as of March 31, 2014, there were approximately 320 distributors in the Construrama network. We plan to continue expanding this program going forward and expect more than 500 Construramas in the region during 2015.

•	Free cash flow reached US$75 million during the first quarter of 2014, an increase of 86% compared to the first quarter of 2013.

Carlos Jacks, added, “As a supplier of comprehensive building solutions, we are increasing demand for our products as well as capturing additional EBITDA. In 2014, under our housing solutions initiatives we intend to participate in the construction of approximately 12,000 houses, mainly in Colombia. Our unique commercial offering together with a strong free-cash flow generation will continue supporting our business strategy allowing us to deliver incremental value to our stakeholders.”

Consolidated Corporate Results

During 1Q14, controlling interest net income was a gain of US$55 million.

Net debt decreased to US$1,234 million as of the end of the first quarter 2014.

Geographical Markets First Quarter 2014 Highlights

Operating EBITDA in Colombia increased by 6% to US$93 million versus US$87 million in the first quarter of 2013, with an increase of 16% in net sales reaching US$242 million.

In Panama, operating EBITDA decreased by 5% to US$32 million during the quarter. Net sales reached US$76 million in the first quarter of 2014, an increase of 5% compared to the same period in 2013.

In Costa Rica, operating EBITDA reached US$15 million during the quarter, declining by 3% compared to the same period a year ago. Net sales increased by 2% to US$35 million, compared to the first quarter of 2013.

In the Rest of CLH net sales in the quarter reached US$70 million. Operating EBITDA in the quarter decreased by 3%, versus the comparable period in 2013, reaching US$19 million.

CEMEX Latam Holdings is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CEMEX Latam Holdings’ mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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